Filed by Raytheon Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company:  Raytheon Company
Commission File No.:  001-13699
Date:  June 10, 2019

Explanatory Note:  The following communications were made available on Twitter by Raytheon Company at https://twitter.com/raytheon/status/1137821129853345793?s=21

Raytheon and @UTC aerospace businesses will combine in a merger of equals. The new Raytheon Technologies will be a premier systems provider with an innovative tech portfolio that addresses the rapidly growing segments of A&D: https://rtn.co/2WUGsT5

Explanatory Note:  The following communications were made available on Raytheon Company’s LinkedIn webpage at https://www.linkedin.com/company/raytheon/

Raytheon and United Technologies aerospace businesses have agreed to combine in a merger of equals. Raytheon Technologies will be a premier systems provider with a powerful R&D platform to deliver value to both customers and shareholders. https://rtn.co/2WRj9K4

Explanatory Note:  The following communications were made available on Raytheon Company’s Facebook webpage at https://www.facebook.com/Raytheon/

Defining the future of aerospace and defense: Raytheon and United Technologies Corporation will combine in a merger of equals to create Raytheon Technologies. With a combined history of industry-defining innovation, we're moving at the speed of relevance to serve our customers. https://rtn.co/2QVRAcY

Explanatory Note:  United Technologies Corporation-Raytheon Company merger announcement microsite at https://www.futureofaerospacedefense.com/

Cautionary Statement This communication contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company's and United Technologies' respective management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "confident," "on track" and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by United Technologies of Otis and Carrier into separate independent companies (the "separation transactions"), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Raytheon Company operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.'s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of United Technologies' and/or Raytheon Company's respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of United Technologies' shareowners and Raytheon Company's shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the United Technologies' shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of United Technologies' and Raytheon Company's operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including United Technologies' integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon Company, United Technologies, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to United Technologies and United Technologies' shareowners, in each case, for U.S. federal income tax

United Technologies | Raytheon
MERGING TO CREATE RAYTHEON TECHNOLOGIES
HOME
INNOVATIVE SOLUTIONS FOR CUSTOMERS
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DEFINING THE FUTURE
OF AEROSPACE AND DEFENSE

THE MERGER OF UNITED TECHNOLOGIES AND RAYTHEON CREATES RAYTHEON TECHNOLOGIES:

A PREMIER SYSTEMS PROVIDER AND LEADER IN HIGH TECHNOLOGY SEGMENTS

RAYTHEON TECHNOLOGIES

PRO FORMA 2019E[1]

United Technologies • Raytheon

PRATT & WHITNEY SALES: ~$21B	COLLINS AEROSPACE SALES: ~$22B	INTELLIGENCE, SPACE & AIRBORNE SYSTEMS SALES: ~$18B	INTEGRATED DEFENSE & MISSILE SYSTEMS SALES: ~$16B
			
UTC, Pratt & Whitney	UTC, Collins Aerospace	Raytheon, Space and Airborne Systems Raytheon, Intelligence, Information & Services UTC, Mission Systems Raytheon, Forcepoint	Raytheon, Missile Systems Raytheon, Integrated Defense Systems

[1] Sales shown are prior to intercompany eliminations

A premier systems provider with advanced technologies that will define the future of aerospace and defense Establishes a balanced and diversified portfolio with complementary platform-agnostic A&D technologies Delivers innovative and cost-effective solutions aligned with customer priorities Results in attractive financial profile with strong cash flow generation and balance sheet Builds on shared company culture Financial flexibility, expertise and resources To invest in innovative, cost-effective solutions for customers ~$8B Annual customer and company funded R&D spend ~60,000 Engineers 7 R&D Centers of Excellence 190+ Years combined history of innovation & industry leadership

Bringing together highly complementary capabilities Combining World-Class R&D Platforms with Enhanced Resources Commercial Aerospace Avionics Commercial Propulsion Systems Power Generation Cyber Protection Air Traffic Management Autonomy, Artificial Intelligence (AI) & Machine Learning Defense Electro-Optical Intelligence, Surveillance & Reconnaissance (ISR) Military Propulsion Systems Resilient Positioning, Navigation, Timing (PNT) & Communications Radar, Sensors & Electronic Warfare Missiles and Air & Missile Defense System-of-Systems Integration Learn More

A History of World-Class Technology And Industry-Defining Innovation Pioneered the radial air-cooled engine design enabling unprecedented power-to-weight ratio Produced the first seagoing microwave surface search radar for Navy ships First airborne radio on Goodyear airship Enterprise First 10,000 lbf thrust engine in the US; powered the B-52 Developed J58 for SR-71; a world speed record holder First photo ever transmitted via satellite World's first GPS satellite signal received V2500 selected to power A320 family Launched ARPANET, precursor to the Internet; first email system Raytheon technology contributes to Apollo 11 moon mission success First working laser First missile-mounted guidance system capable of intercepting moving objects Raytheon engineer Percy Spencer invents the microwave oven Produced the first seagoing microwave surface search radar for Navy ships First Raytheon product: gaseous (helium) rectifier for electron tubes 1920 1940 1960 1980

First global aviation data communications network P&W develops the Geared Turbofan Patriot achieves first-ever ballistic missile intercept in combat during Desert Storm Named "Innovator of the Year" for introducing touch screen flight displays Standard Missile-3 intercepts a failed satellite in space Raytheon VIIRS technology produces highest resolution composite Earth image Raytheon receives the 10 millionth U.S. Patent in history 2000 2020 United Technologies Media Relations Bethany Sherman - Teneo +1.917.373.6465 Investor Relations Carroll Lane +1.860.728.7575 Raytheon Media Relations Corinne Kovalsky +1.781.522.5899 Investor Relations Kelsey DeBriyn +1.781.522.5141 (c)2019 United Technologies | Raytheon. all rights reserved. Cautionary Statement This communication contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company's and United Technologies' respective management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "confident," "on track" and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by United Technologies of Otis and Carrier into separate independent companies (the "separation transactions"), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Raytheon Company operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.'s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of United Technologies' and/or Raytheon Company's respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of United Technologies' shareowners and Raytheon Company's shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the United Technologies' shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of United Technologies' and Raytheon Company's operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including United Technologies' integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon Company, United Technologies, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to United Technologies and United Technologies' shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed United Technologies' estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon Company and United Technologies and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on United Technologies' resources, systems, procedures and controls, diversion of its management's attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Raytheon Company on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the "SEC") from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Raytheon Company assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional Information In connection with the proposed merger, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a joint proxy statement of United Technologies and Raytheon Company (the "joint proxy statement/prospectus"), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of United Technologies will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to United Technologies' shareowners and Raytheon Company's shareholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC's website or from United Technologies or Raytheon Company. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies' website at www.utc.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon Company with the SEC may be obtained free of charge at Raytheon Company's website at www.raytheon.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Raytheon Company by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com. Participants in the Solicitation United Technologies and Raytheon Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about United Technologies' directors and executive officers is available in United Technologies' proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Information about Raytheon Company's directors and executive officers is available in Raytheon Company's proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Raytheon Company as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Home Innovative Solutions for Customers Materials and Downloads Contact Combining World-Class R&D Platforms With Enhanced Resources Enables the Development of New Technologies Faster and More Efficiently Than Ever Before The merger of United Technologies and Raytheon brings together two aerospace and defense leaders with long track records of industry-defining innovation. The combination of highly complementary portfolios and world-class R&D platforms will enable Raytheon Technologies to invest, innovate and serve our customers. The combined technology portfolio includes capabilities tied to key priorities across the aerospace and defense sectors - enabling the company to address R&D priorities in defense and commercial aerospace. Commercial Aerospace Priority Areas Combined capabilities to support optimization of increasingly connected and intelligent aerospace systems Cyber Protection for Connected Aircraft United Technologies Competency Aircraft networks and RF systems Information management systems System architecture and certification Next generation connected airspace United Technologies Competency Future airspace flight deck technology On-board autonomy systems Air-to-ground comms infrastructure Advanced Analytics & AI for Aviation United Technologies Competency Very large installed base Full flight / environmental data Prognostics / health monitoring

Raytheon Competency Detection, defense and response Threat intelligence fusion Cyber resiliency testing Raytheon Competency Air traffic control automation Surveillance radars System integration expertise Raytheon Competency Advanced analytics AI and machine learning Pattern recognition Technology Solution Cyber solutions for airlines and OEMs offering secure connectivity to enable proactive health monitoring and optimized performance Technology Solution Next generation national airspace system with improved capacity, efficiency, and safety Technology Solution Application of AI-based data analytics and machine learning techniques to optimize the manufacturing, maintenance, and fleet operation of commercial aircraft Defense Priority Areas Technology combination addresses highest priority Defense customer requirements Hypersonics/ future missile systems United Technologies Competency High-temperature materials Thermal and signature management Advanced propulsion Directed energy weapons United Technologies Competency Compact, efficient power generation Advanced thermal management Optical beam delivery ISR in contested environments United Technologies Competency Advanced electro-optical payloads Software-defined communications Position, navigation, and timing (PNT)

Raytheon Competency Vehicle integration expertise Seekers and payloads Advanced guidance and control Technology Solution Advanced high speed missiles and hypersonic weapons addressing survivability needs in highly contested environments Raytheon Competency High-power microwave emitters High-energy laser emitters Weapon system integration Technology Solution Accelerated development and fielding of directed energy weapons to counter emerging threats Raytheon Competency Radio frequency (RF) payloads Acoustics and communications Multi-sensor fusion / systems integration Technology Solution Persistent, resilient, ISR capability across space, air, land and maritime domains

Home Innovative Solutions for Customers Materials and Downloads Contact Materials And Downloads Investor Presentation Webcast A conference call to discuss the merger will be held on June 10, 2019 at 8:00 a.m. EDT. The dial-in number for the conference call will be (877) 280-7280. The conference call will also be audiocast online at www.raytheon.com/ir and www.utc.com. Individuals may listen to the call and download charts that will be used during the call. These charts will be available prior to the call. Press Release Fact Sheet Click for investor iformation Click for investor information

Home Innovative Solutions for Customers Materials and Downloads Contact Contact UNITED TECHNOLOGIES Media Relations Bethany Sherman - Teneo +1.917.373.6465 Investor Relations Carroll Lane +1.860.728.7575 RAYTHEON Media Relations Corinne Kovalsky +1.781.522.5899 Investor Relations Kelsey DeBriyn +1.781.522.5141

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate;

(17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of UTC’s stockholders and Raytheon’s stockholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC’s stockholders, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, UTC will file a registration statement on Form S-4, which will include a document that serves as a prospectus of UTC and a joint proxy statement of UTC and Raytheon (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to UTC’s stockholders and Raytheon’s stockholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

Raytheon and UTC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about Raytheon’s directors and executive officers is available in Raytheon’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Information about UTC’s directors and executive officers is available in UTC’s proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Raytheon or UTC as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.